

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-Mail
Roy Golan
Vice President – Finance
NeuroDerm Ltd.
Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670203, Israel

> **Re:**   **NeuroDerm Ltd.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 11, 2014**
> **CIK No. 0001598696**

Dear Mr. Golan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If our comments are applicable to portions of the filings that we have not cited, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Our Solutions for Parkinson's Disease - Our Lead Product Candidates, page 4

5. We note your statement here and elsewhere in your registration statement that you expect to receive marketing approval in the United States and Europe for ND0612, ND0612HD, ND0680, and ND0701 by the end of 2017. Please revise your disclosure here and throughout your registration to explain that this is a preliminary estimate, that these product candidates are still in early stages of clinical trials, and that you have not yet filed any IND in the United States or similar filings in Europe with respect to these product candidates.

Risk Factors, page 7

6. Please expand your disclosure to add a bullet point regarding the risks associated with your ability to obtain and maintain protection for your intellectual property, including the fact that because your product candidates are reformulations of existing drugs, your ability to obtain patent protection for certain types of claims are limited.

Risk Factors
"We may need substantial additional capital in the future…" page 14

7. Please expand this risk factor to disclose how long you expect your available cash and the net proceeds from this offering will be sufficient to fund your current operations.

"We may not benefit from the regulatory data protection…" page 25

8. Please explain what you mean by "the standard '8+2(+1)' marketing and regulatory data exclusivity protection" the first time you reference this concept.

"We may be subject to claims that we infringe…" page 32

9. Please expand this risk factor to discuss any risks associated with the fact that your product candidates are reformulations of existing drugs and may be subject to claims that such reformulations or uses violate the intellectual property rights of others relating to the underlying drugs.

<u>"We depend on our executive officers and skilled personnel…" page 33</u>

10. Please expand this risk factor to identify the skilled personnel who are essential to your growth and development, other than your executive officers.

<u>"As a foreign private issuer we will not be subject to U.S. proxy rules…" page 36</u>

11. Assuming that, as a foreign private issuer, you are eligible to disclose the annual compensation of your executive officers and directors on an aggregate basis, disclose in this risk factor that, should you lose your foreign private issuer status, you would become subject to the more rigorous executive compensation disclosure requirements of domestic issuers, including the requirement that the annual compensation of your named officers and directors be disclosed on an individual basis.

<u>"We may be classified as a Passive Foreign Investment Company…" page 38</u>

12. Briefly define a passive foreign investment company ("PFIC") in this risk factor. Further disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC (<u>see</u> p. 139).

<u>"We will incur increased costs as a result of operating as a public company…" page 38</u>

13. Please include in this risk factor an estimate of the annual costs you will incur as a result of your reporting requirements under the Exchange Act."

<u>Additional Risk Relating to Your Location in Israel, page 40</u>

14. Please add a risk factor that discusses the compulsory military service obligations of Israeli citizens, including your employees, and the potential adverse effect that such obligations could have on your business.

<u>Use of Proceeds, page 46</u>

15. Please expand your disclosure to specify what stage of development of ND0612, ND0612HD, and your other product candidates you expect to be able to fund with the anticipated allocation of proceeds from this offering.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Components of Statement of Operations</u>
<u>Operating Expenses—Participations by third parties, page 58</u>

16. Please expand your description of the MJFF grant to disclose the duration and termination provisions of the agreement, including the royalty term, and file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

<u>Quantitative and Qualitative Disclosure about Market Risk</u>
<u>Foreign currency exchange risk, page 64</u>

17. We note your statement that an increase in the value of the NIS against the U.S. dollar would have caused a decrease in your operating loss in 2013; yet, elsewhere, such as on page 34, you state that an appreciation of the NIS would increase the dollar cost of your operations in Israel and thereby adversely affect your results of operations. Please revise or advise accordingly.

<u>Critical Accounting Policies and Estimates</u>
<u>Stock-Based Compensation, page 66</u>

18. Please separately explain to us the factors that caused the estimated fair value per ordinary share to increase from $90.14 per share in January 2013 to $640.50 per share in March 2014 and your total equity value to increase from $19.5 million at December 31, 2012 to $138 million at December 31, 2013. Also, provide the following information separately for each future equity issuance through the date you request effectiveness of any filed registration statement:
   • The date of the transaction;
   • The number of shares/options issued/granted;
   • The exercise price or per share amount paid;
   • Your fair value per share estimate and how the estimate was made;
   • The identity of the recipient, indicating if the recipient is a related party;
   • Nature and terms of concurrent transactions; and
   • The amount of any compensation element.

   Progressively bridge your fair value determinations to the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide. Also, please note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until the amendment containing the estimated offering price is filed.

19. Please revise your disclosure to highlight that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Recent Accounting Pronouncements, page 67

20. Please revise your disclosure to explain the impact of "other IFRS standards that are effective for the year beginning on or after January 1, 2013" on your results of operations. In this regard, the standards you identify (IFRS 10, 11, 12 and IAS 19R) were required to be applied beginning January 1, 2013 and you should know whether their adoption materially impacted your financial position and/or results of operations.

Business
Our Company, page 70

21. Please revise your disclosure to state when you expect to submit any required INDs in connection with your product candidates.

Clinical Trials, page 77

22. Please revise your disclosure to explain whether the plasma LD concentration levels shown in the graph on page 77 represent mean concentration levels at each dose and disclose the number of subjects in each dosing group.

23. Please expand your disclosure to describe the results of the Phase 1b study.

24. Please revise your disclosure to explain whether the plasma LD concentration levels shown in the graph on page 78 represent mean concentration levels and disclose the number of subjects in each cohort.

Cognition and our ND0801 Product Candidate, page 82

25. Please expand your disclosure to identify briefly the current standard of care for ADD/ADHD.

26. We note your statement that ND0801 is designed to be a non-addictive nicotine-based treatment. Please expand your discussion to explain whether any of the trials you have conducted were designed to demonstrate whether ND0801 is addictive and disclose any results of such trials.

Research and Development, page 82

27. You state that you have performed all of your obligations under the 2010 MJFF grant and have ongoing reporting obligations under the 2013 MJFF grant, but in the next sentence,

you describe your royalty obligations under this grant. Please revise the first of these sentences to clarify that you have ongoing reporting and royalty obligations under the 2013 MJFF.

In addition, if you have ongoing royalty or other payment obligations under the 2010 MJFF grant, please revise your discussion to clarify that fact here, expand your discussion on page 58 to describe the material terms of the 2010 MJFF grant, and file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Manufacturing, Supply and Production, page 83

28. Please revise your disclosure to identify the indication for which nicotine is approved for use as an over-the-counter drug.

Intellectual Property, page 84

29. You state that seek to protect your intellectual property through a combination of methods, including licenses. Please expand your disclosure to describe the material terms of any such licenses, including without limitation any arrangements under which you have rights to use the existing drugs on which your reformulations are based or any previous trial data with respect to such drugs. In addition, please file any such agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

30. Please revise your discussion to specify the type(s), jurisdiction(s), and expiration dates of those patents relating to each product candidate or product candidate group and the technologies to which such patents relate. For example, please identify whether, and how many of, your patents relate specifically to your LD/CD product candidates and which relate to ND0801.

Management
Directors, page 103

31. Please disclose that Robert Taub is your Chairman of the Board and indicate when he first assumed that position.

Compensation of Officers and Directors, page 119

32. Supplementally, please advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Israel the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. Please see Item 6.B.1 of Form 20-F.

Certain Relationships and Related Party Transactions
Financing Transactions, page 124

33. Please revise your discussion of the A-1 preferred shares to clarify, if true, that all such shares will be converted to ordinary shares immediately prior to the closing of this offering, as stated on page 8.

Notes to Consolidated Financial Statements
Note 2-Summary of Significant Accounting Policies
h. Convertible loans and warrants issued to investors, page F-11

34. Please disclose your accounting treatment for the contract host for each convertible loan subsequent to its issuance. In particular, please explain to us why you do not appear to carry the loan at amortized cost and accrete interest under the effective interest method as required by paragraph 47 of IAS 39. Refer us to the accounting guidance upon which you relied.

n. Share-based payments, page F-13

35. You disclose that you record the fair value of services received from employees and service providers in exchange for the grant of equity instruments as an expense. Please tell us how this accounting policy complies with the guidance in paragraphs 11 and 12 of IFRS 2 for employees and paragraph 13A of IFRS 2 for non-employees.

Note 9--Convertible Loans, page F-22

36. Please provide us with a summary of your accounting for the issuance of your 2009 Notes, 2011 Notes, 2012 Notes and 2013 Notes and the conversions in October 2013 of all but the 2013 Notes. Please address the following in your analysis and reference for us, where appropriate, the authoritative guidance upon which you relied :
   • Tell us how you allocated the proceeds to the various components, including any warrants issued, and how you determined that allocation.
   • Specifically explain your treatment of the Day 1 Loss after issuance of the notes.
   • Explain your accounting for the adjustment of the conversion price of the 2011 Notes as disclosed in the second paragraph of Note 9a2 on page F-23.
   • Summarize your accounting subsequent to issuance including the October 2013 conversions.
   • In addressing the conversions, please explain how you determined the "fair value of expenses on embedded derivatives recognized" of $47.1 million and the "expenses from induced conversion" of $33.4 million.
   • Explain how you determined the increase in fair value of shares underlying your convertible loans and warrants from the date of issuance.
   • Include a description and quantification of the key assumptions used in this calculation.

37. Please disclose the number of warrants outstanding and related fair value for each period presented. Also, disclose the exercise prices and other key terms governing these instruments.

Note16--Loss per Ordinary Share, page F-32

38. Please explain why you excluded A1 ordinary shares and A2 ordinary shares from the determination of basic and diluted loss per share.

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       Rafael Roberti, Esq.
       White & Case LLP
       1155 Avenue of the Americas
       New York, NY 10036